UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment Strengthens Senior Distribution Team Adding Industry Veteran Mary Herne As Executive Vice President

COMPANY’S RAPID PRODUCTION AND ACQUISITION GROWTH

SOLIDIFIES GLOBAL DISTRIBUTION OPPORTUNITIES

Toronto – September 29, 2006 -- Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News) today announced that highly respected film and television industry distribution executive Mary Herne has joined the company as Executive Vice President, International Television and Home Entertainment.  Herne will be responsible for all sales and marketing of the company’s original and acquired content to international television licensees and DVD distributors.  She will also contribute to Peace Arch’s strategic planning and to the acquisition of individual programming and potential franchise properties.

The Company also announced that it has hired Suzanne Barron as Senior Vice President, International Television and Home Entertainment, further bolstering Peace Arch’s rapidly growing sales and marketing team.  Barron’s primary focus will be international home video distribution.  Both Barron and Herne will be based in Peace Arch’s Los Angeles office.

Peace Arch Entertainment President John Flock says, “Mary Herne’s dedication, relationships and experience in the international television industry augments our already strong feature film sales operation and strengthens our growing worldwide distribution capabilities.  During the last year we substantially increased our production and acquisitions of both feature films and long-form television programming, with major event series such as “The Tudors” soon coming to market.  Combined with our booming feature film sales business under the leadership of Penny Wolf, the potential for revenue and profit from our international television and DVD sales operations looks to be outstanding, and Mary Herne is the ideal person to lead those businesses for us.”

Mary Herne joins Peace Arch from the Venice, California-based independent feature film production and distribution company Myriad Pictures, where she served as senior vice president of domestic and international television sales since 2002.  Herne’s previous experience includes eight years with Playboy Entertainment Group where she served as senior vice president of international distribution and development from 1992 – 2000.  Prior to that, Herne was managing director at Public Television International, a division of WQED in New York City.

Before joining Peace Arch, Suzanne Barron served as Vice President of International Sales at Playboy Entertainment Group for six years, prior to which she was Vice President of Sales and Marketing, International Home Video at MGM for three years.   Barron previously served four years as international sales consultant at HBO Enterprises.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature film and television programs for distribution to worldwide markets. Its Peace Arch Films division markets and licenses theatrical films oriented towards the major international film festivals such as Cannes, Venice and Toronto. The Company's Archetype Film label focuses on projects in the horror, thriller and action genres. Peace Arch Television specializes in the licensing of the Company's own productions and third party projects to Canadian and international broadcasters, cable and satellite companies. Peace Arch Home Entertainment, under the kaBOOM! Entertainment Inc. banner, is one of the leading distributors of DVDs and related products in Canada. Peace Arch recently entered into an agreement with Castle Hill Productions and Dream LLC to acquire their library of more than 500 classic, contemporary and genre films, which is expected to supplement Peace Arch's own annual output of more than two dozen new feature films and long form television programs. For additional information, please visit www.peacearch.com.

For more investor oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call, or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace arch/conference.html.

contact: Roy Bodner

vice president public relations

Peace Arch Entertainment

310.450.1711 or rbodner@peacearch.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	September 29, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.